As filed with the Securities and Exchange Commission on February 12, 2009

Registration No. 333-157071

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

REPUBLIC OF PANAMA

(Name of Registrant)

Federico Humbert Arias

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

(Name and address of authorized agent in the United States)

Copies to:

Mark H. Stumpf, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective.

The securities being registered hereby are to be offered on a delayed or continuous basis pursuant to Releases No. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Aggregate Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)(4)
Debt Securities and Warrants	$500,000,000	100%	$500,000,000	$19,650

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Exclusive of accrued interest, if any.
(3)	$5,411.53 of the total registration fee paid by the Registrant with Registration Statement No. 333-135234 (which relates to the portion of the registration fee paid by the Registrant in connection with its $50,575,000 aggregate principal amount of debt securities and/or warrants previously registered under the Registrant’s Registration Statement No. 333-135234 filed June 22, 2006) has been applied to the total registration fee to be paid with this Registration Statement pursuant to Rule 457 under the Securities Act of 1933, as amended.
(4)	Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

The Registrant has prepared this Amendment No. 1 to the Registration Statement on Form S-B (File No. 333-157071) for the purpose of filing with the Securities and Exchange Commission certain exhibits to the Registration Statement. This Amendment No. 1 does not modify any provisions of the Prospectus that forms a part of the Registration Statement and accordingly such Prospectus has not been included herein.

PART II

EXPENSES

The following is an estimate of the fees and expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities that are the subject of this Registration Statement:

Securities and Exchange Commission filing fee	$19,650.00
FINRA fee	$50,500.00
Costs of printing and preparing Registration Statement, Prospectus and other documents	$30,000.00	*
Fiscal agent fees and expenses	$20,000.00	*
Legal fees and expenses	$150,000.00	*
Blue sky and legal investment memoranda fees and expenses	$10,000.00	*
Miscellaneous	$25,000.00	*

Total	$305,150.00
* Estimated.

AGREEMENT TO PROVIDE LEGAL OPINIONS

The Registrant hereby agrees to furnish copies of such legal opinions as required (including the opinion of the Procurador de la Administración), in connection with any issue of debt securities under this Registration Statement, in post-effective amendments to this Registration Statement or in any report filed under the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement.

UNDERTAKINGS

The Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment, otherwise required by clause (i) or clause (ii) above, if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(d) That, for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(e) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of:

1.	Facing Sheet.

2.	Part I, consisting of the Prospectus.

3.	Part II, consisting of pages numbered II-1 through II-6.

4.	The following Exhibits:

(A)	Form of Underwriting Agreement.*

(B)	Fiscal Agency Agreement dated as of September 26, 1997, including the form of Debt Securities.**

(C)	Form of Warrant Agreement.***

(D)	Opinion of the Procurador de la Administración of the Republic of Panama.

(E)	Consent of the Procurador de la Administración of the Republic of Panama (included as part of Exhibit D).

(F)	Opinion of Arnold & Porter LLP. ****

(G)	Consent of Arnold & Porter LLP (included as part of Exhibit F).****

(H)	Consent of the Minister of Economy and Finance of the Republic of Panama.****

*	Previously filed as part of Panama’s Registration Statement under Schedule B, Registration No. 333-8558; such exhibit is incorporated by reference herein and made a part of this Registration Statement.
**	Previously filed as part of Panama’s Registration Statement under Schedule B, Registration No. 333-8558; the Fiscal Agency Agreement was amended by Amendment No. 1, dated as of September 4, 2003, which was filed as part of Amendment No. 5 to Panama’s annual report on Form 18-K for the fiscal year ended December 31, 2001. Such exhibit is incorporated by reference herein and made a part of this Registration Statement.
***	To be filed concurrently with the applicable Prospectus Supplement, either by amendment to Panama’s Annual Report on Form 18-K or in a post-effective amendment to this Registration Statement relating to a particular issue of debt securities and/or warrants.
****	Previously filed.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, who is duly authorized to execute the foregoing in his official capacity, on the 12th day of February, 2009.

REPUBLIC OF PANAMA

By:	/s/ Héctor E. Alexander H.
Héctor E. Alexander H.

Minister of Economy and Finance of the Republic of Panama

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the duly authorized representative in the United States of the Republic of Panama has signed this Amendment to the Registration Statement on the 12th day of February, 2009.

AUTHORIZED REPRESENTATIVE

By:	/s/ Federico Humbert Arias
Federico Humbert Arias

Ambassador of Panama to the United States of America

EXHIBIT INDEX

Exhibit		Page No.

A.	Form of Underwriting Agreement.*

B.	Fiscal Agency Agreement dated as of September 26, 1997, including the form of Debt Securities.**

C.	Form of Warrant Agreement.***

D.	Opinion of the Procurador de la Administración of the Republic of Panama.

E.	Consent of the Procurador de la Administración of the Republic of Panama (included as part of Exhibit D).

F.	Opinion of Arnold & Porter LLP. ****

G.	Consent of Arnold & Porter LLP (included as part of Exhibit F).****

H.	Consent of the Minister of Economy and Finance of the Republic of Panama.****

*	Previously filed as part of Panama’s Registration Statement under Schedule B, Registration No. 333-8558; such exhibit is incorporated by reference herein and made a part of this Registration Statement.
**	Previously filed as part of Panama’s Registration Statement under Schedule B, Registration No. 333-8558; the Fiscal Agency Agreement was amended by Amendment No. 1, dated as of September 4, 2003, which was filed as part of Amendment No. 5 to Panama’s annual report on Form 18-K for the fiscal year ended December 31, 2001. Such exhibit is incorporated by reference herein and made a part of this Registration Statement.
***	To be filed concurrently with the applicable Prospectus Supplement, either by amendment to Panama’s Annual Report on Form 18-K or in a post-effective amendment to this Registration Statement relating to a particular issue of debt securities and/or warrants.
****	Previously filed.